UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

TMS International Corp.

(Name of Issuer)

$0.001 par value Class A Common Stock

(Title of Class of Securities)

87261Q10

(CUSIP Number)

February 14, 2013 **

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
**	Date of the most recent required filing.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87261Q10	Page 2 of 10

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above person (entities only) I Michael Coslov
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 145,836 (1) (2)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 145,836 (1) (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,836 (1) (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.00% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 87261Q10	Page 3 of 10

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above person (entities only) IMC Tube City Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 100,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 100,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.69% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 87261Q10	Page 4 of 10

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above person (entities only) IMC Tube City Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 701
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 701
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 701
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.005% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 87261Q10	Page 5 of 10

Item 1(a)	Name of Issuer:

TMS International Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

12 Monongahela Avenue, P.O. Box 2000, Glassport, PA 15045

Item 2(a)	Name of Persons Filing:

I Michael Coslov

IMC Tube City Investments, LLC

IMC Tube City Holdings, Inc.

Items 2(b) Address of Principal Business Office, or, if none, Residence:

161 Washington Street, Suite 1575, Conshohocken, PA 19428

Item 2(c)	Citizenship:

I Michael Coslov – United States

IMC Tube City Investments, LLC, a limited liability company with its principal place of business being located at 161 Washington Street, Suite 1575, Conshohocken, PA 19428

IMC Tube City Holdings, Inc., a corporation with its principal place of business being located at 161 Washington Street, Suite 1575, Conshohocken, PA 19428

Item 2(d)	Title of Class of Securities:

$0.001 par value Class A Common Stock

Item 2(e)	CUSIP Number:

87261Q10

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

A. I Michael Coslov

(a)	Amount beneficially owned: 145,836 (1) (2)

(b)	Percent of class: 1.00% (3)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote:145,836 (1) (2)

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: 145,836 (1) (2)

CUSIP No. 87261Q10	Page 6 of 10

B. IMC Tube City Investments, LLC

(a)	Amount beneficially owned: 100,000

(b)	Percent of class: 0.69% (3)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: - 0 -

(ii)	Shared power to vote or to direct the vote: 100,000

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: 100,000

C. IMC Tube City Holdings, Inc.

(a)	Amount beneficially owned: 701

(b)	Percent of class: 0.005% (3)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: - 0 -

(ii)	Shared power to vote or to direct the vote: 701

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: 701

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 87261Q10	Page 7 of 10

Explanatory Notes:

(1) IMC Tube City Investments, LLC (“TCI”) is the beneficial owner of the 100,000 shares of Class A common stock set forth in this report. TCI is wholly owned by IMC Tube City Holdings, Inc. (“TCH”). TCH is wholly owned by I Michael Coslov and related family trusts and I Michael Coslov has the right to act on behalf of TCI. As such, I Michael Coslov may be deemed to share the voting and dispositive power over the 100,000 shares set forth in this report.

(2) IMC Tube City Holdings, Inc. (“TCH”) is the beneficial owner of the 701 shares of Class A common stock set forth in this report. TCH is wholly owned by I Michael Coslov and related family trusts and I Michael Coslov has the right to act on behalf of TCH. As such, I Michael Coslov may be deemed to share the voting and dispositive power over the 701 shares set forth in this report.

(3 Percentage ownership is based on the issuer having 14,567,124 shares of Class A common stock outstanding as set forth in its Form 10-K filed February 19, 2013.

CUSIP No. 87261Q10	Page 8 of 10

SIGNATURE

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date: March 6, 2013

/s/ I Michael Coslov
I Michael Coslov

IMC Tube City Investments, LLC

By:	/s/ Lester Lipschutz
Lester Lipschutz, Manager

By:	/s/ Matthew Kamens
Matthew Kamens, Manager

IMC Tube City Holdings, Inc.

By:	/s/ I Michael Coslov
I Michael Coslov, President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 87261Q10	Page 9 of 10

EXHIBIT INDEX

EXHIBIT REFERENCE	DESCRIPTION

A	Agreement to Jointly File Amendment to Schedule 13G